UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:     July 25, 2014

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of an Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, July 25, 2014 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on July 24, 2014 (Eastern Daylight Time), SMFG filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of SMFG’s American Depositary Receipts may request a hard copy of SMFG’s complete audited financial statements free of charge through SMFG’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of SMFG’s consolidated financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 24, 2014. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statement of Financial Position

		(In millions)

	At March 31, 2013	At March 31, 2014

Assets:
Cash and deposits with banks	¥11,804,786	¥33,208,724
Call loans and bills bought	1,353,866	1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed	3,927,126	4,303,121
Trading assets	3,481,619	3,557,545
Derivative financial instruments	6,851,729	4,891,382
Financial assets at fair value through profit or loss	2,045,046	1,840,255
Investment securities	36,252,599	22,052,998
Loans and advances	75,987,057	81,244,982
Investments in associates and joint ventures	260,495	383,590
Property, plant and equipment	1,757,994	2,078,927
Intangible assets	903,264	955,746
Other assets	2,596,555	2,641,740
Current tax assets	51,449	62,783
Deferred tax assets	481,028	145,627

Total assets	¥147,754,613	¥158,615,655

Liabilities:
Deposits	¥101,021,413	¥108,370,494
Call money and bills sold	2,954,052	4,112,429
Repurchase agreements and cash collateral on securities lent	6,510,627	7,041,075
Trading liabilities	1,910,886	1,865,243
Derivative financial instruments	6,936,356	4,980,991
Borrowings	6,475,543	8,463,363
Debt securities in issue	7,950,020	8,769,094
Provisions	279,131	225,473
Other liabilities	4,839,628	5,125,490
Current tax liabilities	206,977	94,585
Deferred tax liabilities	107,262	149,251

Total liabilities	139,191,895	149,197,488

Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	862,305	862,518
Retained earnings	2,518,121	3,114,716
Other reserves	971,170	1,546,826
Treasury stock	(227,373)	(175,115)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	6,462,119	7,686,841
Non-controlling interests	2,100,599	1,731,326

Total equity	8,562,718	9,418,167

Total equity and liabilities	¥147,754,613	¥158,615,655

Consolidated Income Statement

	(In millions, except per share data)

	For the fiscal year ended March 31,

	2013	2014

Interest income	¥1,725,723	¥1,714,044

Interest expense	321,570	320,511

Net interest income	1,404,153	1,393,533

Fee and commission income	948,685	1,003,169

Fee and commission expense	127,054	127,959

Net fee and commission income	821,631	875,210

Net trading income	105,302	135,218

Net income from financial assets at fair value through profit or loss	15,794	58,586

Net investment income	223,404	332,265

Other income	324,403	429,541

Total operating income	2,894,687	3,224,353

Impairment charges (reversals) on financial assets	270,145	(14,275)

Net operating income	2,624,542	3,238,628

General and administrative expenses	1,447,171	1,523,008

Other expenses	288,247	428,893

Operating expenses	1,735,418	1,951,901

Share of post-tax profit of associates and joint ventures	19,593	19,454

Profit before tax	908,717	1,306,181

Income tax expense	255,157	413,997

Net profit	¥653,560	¥892,184

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥535,809	¥766,367

Non-controlling interests	117,751	125,817

Earnings per share:

Basic	¥395.74	¥560.95

Diluted	395.20	560.67

Consolidated Statement of Comprehensive Income

(In millions)

	For the fiscal year ended March 31,
	2013	2014
Net profit	¥653,560	¥892,184

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	31,086	214,242

Share of other comprehensive income (loss) of associates and joint ventures	-	(581)

Income tax relating to items that will not be reclassified	(12,613)	(76,596)

Total items that will not be reclassified to profit or loss, net of tax	18,473	137,065

Items that may be reclassified subsequently to profit or loss:

Available-for-sale financial assets:

Gains (losses) arising during the period, before tax	816,721	589,766

Reclassification adjustments for (gains) losses included in net profit, before tax	(3,633)	(212,001)

Exchange differences on translating the foreign operations:

Gains (losses) arising during the period, before tax	230,764	271,619

Reclassification adjustments for (gains) losses included in net profit, before tax	4,579	(1,311)

Share of other comprehensive income (loss) of associates and joint ventures	3,354	(4,710)

Income tax relating to items that may be reclassified	(310,928)	(151,443)

Total items that may be reclassified subsequently to profit or loss, net of tax	740,857	491,920

Other comprehensive income, net of tax	759,330	628,985

Total comprehensive income	¥1,412,890	¥1,521,169

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,221,057	¥1,342,023

Non-controlling interests	191,833	179,146

Note: Comparative information in the Consolidated Statement of Financial Position, Consolidated Income Statement and Consolidated Statement of Comprehensive Income presented above has been restated following the implementation of IFRS 10 “Consolidated Financial Statements” and revised IAS 19 “Employee Benefits.” For a more detailed explanation, please refer to “Note 2 Summary of Significant Accounting Policies — New and Amended Accounting Standards Adopted by the SMFG Group” in the annual report on Form 20-F filed on July 24, 2014 (Eastern Daylight Time).

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2014

	Total equity	Net profit

IFRS	¥9,418.2		¥892.2

Differences arising from different accounting for:

1. Scope of consolidation	78.2		10.8

2. Derivative financial instruments	82.0		70.8

3. Investment securities	(286.1)		(6.2)

4. Loans and advances	(124.0)		36.7

5. Investments in associates and joint ventures	(8.3)		(4.9)

6. Property, plant and equipment	(8.9)		(3.1)

7. Lease accounting	(4.2)		3.1

8. Defined benefit plans	(58.4)		(19.8)

9. Deferred tax assets	(91.0)		0.2

10. Foreign currency translation	-		45.9

Others	(118.7)		(16.8)

Tax effect of the above	126.2		(45.0)

Japanese GAAP	¥9,005.0	¥	*963.9

(*)	Includes a net profit of 128.5 billion yen attributable to non-controlling interests.

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects — Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on July 24, 2014 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the SMFG Group consolidates an entity when it “controls” the entity. In general, the SMFG Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the SMFG Group indicates that the entities are controlled by the SMFG Group. Therefore certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The SMFG Group applies hedge accounting under Japanese GAAP. However, the conditions for hedge accounting under IFRS are not fully the same as those under Japanese GAAP. The SMFG Group does not apply hedge accounting under IFRS and reversed the effects of hedge accounting under Japanese GAAP.

(Fair value measurement of derivative financial instruments)

•

Japanese GAAP and IFRS require Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore, to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect credit risk adjustments for OTC derivatives.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under IFRS, available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques.

•

In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the SMFG Group uses the last 1-month average of the closing transaction prices for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

(Impairment of available-for-sale financial assets)

•

Under IFRS, the SMFG Group assesses whether there is objective evidence that available-for-sale financial assets are impaired. For available-for-sale equity instruments, objective evidence of impairment includes a significant or prolonged decline in the fair value below cost. Additionally, under Japanese GAAP, the SMFG Group reverses impairment losses recognized in a previous interim period, whereas the reversal of the impairment losses on equity instruments is not allowed under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by using the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by using the DCF method based on the best estimate of cash flows discounted at the original effective interest rate. In addition, the scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP.

•

Under IFRS, the allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. Under IFRS, the allowance for the non-impaired loan losses is calculated as incurred but not yet identified losses for the period between the impairment occurring and the loss being identified, although the allowance under Japanese GAAP is calculated based on the expected losses.

(Loan origination fees and costs)

•

Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.